Filed by Gartner, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CEB Inc.

Commission File No.: 001-34849

Gartner CEB Transaction Associate Intranet Message

Dear Colleagues,

I am excited to share that we have entered into an agreement to acquire CEB, the industry leader in providing best practice and talent management insights. We expect the acquisition to be completed in the first half of 2017. With the addition of CEB, Gartner will offer a comprehensive suite of advisory services aligned to the mission-critical priorities of virtually all business leaders across every industry and size of enterprise worldwide. For your reference, a copy of our press release can be found here.

We have known and admired CEB for many years. CEB provides best practice and talent management insights across a range of business functions, including Human Resources (HR), Sales, Finance and Legal, that complement our analyst-driven Information Technology (IT), Marketing and Supply Chain-focused syndicated research and advisory services. Based in Arlington, Virginia, CEB has more than 4,600 associates in over 50 offices worldwide, and clients comprising more than 10,000 organizations and 21,000 leaders, with deep relationships across the Fortune 500.

Together, Gartner and CEB will employ more than 13,000 associates serving clients in more than 100 countries worldwide. This will provide expanded career opportunities as part of a larger, stronger and rapidly growing company with enhanced capabilities offering a more comprehensive and differentiated suite of products and advisory services.

We are excited to join forces with CEB for many reasons:

•	We will develop a comprehensive suite of new syndicated research and advisory products leveraging CEB’s existing strengths in Human Resources, Sales, Finance and Legal.
•	We will also accelerate CEB’s growth by leveraging our proven practices and global scale.
•	We will expand CEB’s existing best practice and talent management insights in large enterprises into the mid-size enterprise segment, where we have a strong market presence.
•	CEB’s large enterprise clients will benefit from our expertise in technology as decision-making is increasingly taking place across a wider range of functional roles beyond IT.
•	Additionally, this acquisition will deliver attractive short and long-term financial benefits, and is consistent with our growth strategy to help our clients make the right decisions with confidence, every day.

Until the transaction is completed, Gartner and CEB will continue to operate as independent companies. We will form a joint, cross-functional team that will collaborate to develop plans on how best to bring Gartner and CEB together and capitalize on the capabilities across each organization. After the transaction closes, Gartner and CEB will continue to offer distinct and separate offerings to clients. I am confident that our well-aligned culture, talent and business models will support a seamless integration for our associates, clients and partners. We will keep you informed as integration plans are finalized.

To help answer immediate questions about this acquisition, please review the Frequently Asked Questions linked below. We will share more information as we progress through the integration process.

If you receive any inquiries from members of the media, please forward them to Andrew Spender, Group Vice President, Branding, Public Relations & Marketing Communications, at andrew.spender@gartner.com. If you receive any investor inquiries, please forward them to Sherief Bakr,

Group Vice President, Investor Relations, at investor.relations@gartner.com. Consistent with company policy, please do not respond to these inquiries.

Gartner had a tremendous year in 2016, continuing our strong track record of sustained performance. The addition of CEB will provide us with even greater opportunity for growth, which I will discuss further in our next All Company Meeting. In the meantime, it’s important that we stay focused on the relentless execution of our current priorities so we can continue our great momentum and get off to a fast start in 2017.

Gene Hall

Press Release

Link to Infographic

Link to Client FAQs

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of CEB stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement;
•	the risk that the businesses will not be integrated successfully;
•	the risk that synergies will not be realized or realized to the extent anticipated;
•	uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger;
•	the risk that required governmental approvals of the Merger will not be obtained;
•	the risk that Gartner following this transaction will not realize its financing or operating strategies;
•	litigation in respect of either company or the Merger; and
•	disruption from the Merger making it more difficult to maintain certain strategic relationships.

The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 24, 2016 and those discussed in “Risk Factors” in the S-4 to be filed by Gartner with the SEC at a future date and in the documents which are incorporated by reference therein. The forward-looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of CEB and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of CEB.

GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902-7747. Copies of documents filed with the SEC by CEB (when they become available) may be obtained free of charge on CEB’s website at www.CEBglobal.com or by directing a written request to CEB, Inc. care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209.

Participants in the Merger Solicitation

Each of Gartner, CEB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the Securities and Exchange Commission. Additional information regarding Gartner’s executive officers and directors is included in Gartner’s definitive proxy statement, which was filed with the SEC on April 11, 2016. Additional information regarding CEB’s executive officers and directors is included in CEB’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above.